Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Twelve months	Twelve months
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2010	2009	2008	2007

Earnings: (1)
Net income	$122,874	$123,854	$107,428	$111,136	$106,506
Income taxes	82,859	77,100	59,244	67,560	66,741
Fixed Charges (See below) (2)	80,650	81,803	80,107	80,611	81,145
Total adjusted earnings	$286,383	$282,757	$246,779	$259,307	$254,392
Fixed charges: (2)
Total interest expense	$80,281	$81,425	$79,203	$79,877	$80,576
Interest component of rents	369	378	904	734	569
Total fixed charges	$80,650	$81,803	$80,107	$80,611	$81,145

Ratio of earnings to fixed charges	3.6	3.5	3.1	3.2	3.1
(1)  For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges.

(2)	Fixed charges consist of total interest, amortization of debt discount, premium and expense, and the estimated portion of interest implicit in rentals.